[redacted]

13010511

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden	
Hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
400

SEC FILE NUMBER
8 - 43202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

THE WINCHESTER GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 THIRD AVENUE, 16 TH FLOOR
(No. And Street)

NEW YORK,	NY	10017-2024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

IRVIN LEE CHERASHORE — (646) 747-3881
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, IRVIN LEE CHERASHORE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE WINCHESTER GROUP, INC., as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CLARE NOLAN
Notary Public - State of New York
No. 01NO6131460
Qualified in Richmond County
My Commission Expires August 1, 2013

Clare Nolan 1/14/13
Notary Public

Signature

CHAIRMAN, DIRECTOR
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
The Winchester Group, Inc.:

Report on the Financial Statement

We have audited the accompanying statement of financial condition of The Winchester Group, Inc. (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The Winchester Group, Inc. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 19, 2013

THE WINCHESTER GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 11,480
Due from broker	947,418
Management and advisory fees receivable	884,578
Fixed assets (net of accumulated depreciation of $327,354)	81,603
Other assets	83,434
TOTAL ASSETS	$ 2,008,513

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accrued expenses and accounts payable	$ 791,429
TOTAL LIABILITIES	791,429
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	217,500
STOCKHOLDERS' EQUITY:	
Common stock - no par value, 1,000 shares authorized, 100 shares issued and outstanding	20,000
Additional paid - in capital	111,725
Treasury stock, at cost	(35,875)
Retained earnings	903,734
TOTAL STOCKHOLDERS' EQUITY	999,584
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,008,513

The accompanying notes are an integral part of this financial statement.

THE WINCHESTER GROUP, INC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2012

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

The Winchester Group, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Securities Investor Protection Corporation ("SIPC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's operations commenced on September 27, 1991, and include such activities as institutional stock brokerage, investment management, and corporate finances.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities Transactions

Customers' securities transactions, commission income, commission expense and related clearing expenses are reported on the trade date basis.

Fee Income

Investment banking fees of a contingent nature are recognized as revenue upon successful completion of the transaction. Investment management and financial advisor fees are recognized ratably as the income is earned.

Income Taxes

The Company is considered a taxable entity and as a result files Federal, New York State and New York City income tax returns and has accrued for the applicable taxes for 2012.

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2011, 2010, and 2009. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement, or the term of the lease.

Fair Value Measurement

FASB ASC 820, *Fair Value Measurement* has no material effect on these financial statements.

NOTE 3. DUE FROM AND DEPOSIT WITH BROKER

The Company clears all its securities transactions including their own customer transactions through National Financial Services LLC, their clearing broker, pursuant to a clearance agreement. The amount due from broker on the statement of financial condition is with this broker.

As part of this agreement with its broker, the Company maintains a good faith deposit of $55,000, which is included in due from broker on the statement of financial condition. The deposit with the clearing broker consists of cash.

NOTE 4. CASH AND CASH EQUIVALENTS

The Company considers deposits in money market accounts to be cash equivalents.

NOTE 5. FIXED ASSETS

Details of fixed assets at December 31, 2012, are as follows:

Computer equipment	$ 84,890
Furniture and fixtures	192,398
Computer software	44,024
Leasehold improvements	87,645
Total fixed assets, at cost	408,957
Less: accumulated depreciation	(327,354)
Net fixed assets	$ 81,603

NOTE 6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

The Company's activities involve the introduction of transactions on a fully disclosed basis with a U.S. Clearing Broker ("clearing broker") on behalf of customers. Through a contractual agreement with the clearing broker, the Company is liable in the event the customers are unable to fulfill their contracted obligations with the clearing broker.

The customers' activities are transacted on either a cash or margin basis through the facilities of the clearing broker. In margin transactions, the clearing broker extends credit to customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker executes and clears customers' transactions involving the sale of securities that are not yet purchased ("short sales"). These transactions may expose the Company to significant off-balance-sheet risk in the event the customers fail to satisfy their obligations to the clearing broker. The Company may then be required to compensate the clearing broker for losses incurred on behalf of the customers.

The Company, through its clearing broker, seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and the clearing brokers' internal guidelines. The clearing broker monitors required margin levels daily, and pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 7. COMMITMENTS AND CONTINGENT LIABILITIES

On December 12, 2007, the Company executed a 10 year non-cancelable sublease for office space which expires on December 12, 2017. Future minimum annual lease payments, are as follows:

Year Ending December 31,	Amount
2013	323,042
2014	323,042
2015	323,042
2016	323,042
2017	303,663
Total	$ 1,595,831

For the year ended December 31, 2012, the total rent expense, including incidentals, amounted to $323,948, which is included in rent and occupancy on the statement of operations.

The Company had no equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2012 or during the year then ended.

NOTE 8. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company is obligated under three subordination agreements, each in the amount of $35,000, which mature on October 15, 2016, and two subordination agreements, each in the amount of $37,500 which mature on September 25, 2015, and one subordination agreement in the amount of $37,500, which matures on November 30, 2016. The six subordination agreements in the aggregate amount of $217,500, which are between the lenders and the corporation, have been approved by FINRA, and as such, are available for net capital purposes. The interest is payable semi-annually at a rate of 10.00% per annum.

NOTE 9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $650,243, which was $597,481 in excess of its required net capital of $52,762. The Company's net capital ratio was 1.22 to 1.

NOTE 10. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2012 or during the year then ended.

NOTE 11. PROFIT SHARING PLAN

An affiliate of the Company has established a profit sharing plan. The plan covers substantially all employees of the Company and provides those employees who are eligible to participate with retirement benefits. The Company may make discretionary profit sharing contributions to the plan during the year. For the year ended December 31, 2012, the Company elected to make a profit sharing contribution of $30,000.

NOTE 12. SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.

SEC
Mail Processing
Section
FEB 28 2013
Washington DC
400

THE WINCHESTER GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

PUBLIC